THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                       For the month of November 6, 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F  X     Form 40-F
            ---               ---



  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes           No   X
        ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-            .
   ------------
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                                       2

NOTIFICATION REGARDING THE TOTAL NUMBER OF NEW SHARES TO BE ISSUED.

  On November 6, 2000, the registrant notified the Tokyo Stock Exchange ("TSE") of the total number of new shares to be issued under the registrant's registration statement on Form F-3 filed on September 29, 2000 (Registration No. 333-46912) under the Securities Act of 1933, as amended, which became effective as of October 20, 2000. The registrant incorporates by reference this Form 6-K into the registration statement. Attached hereto is an English translation of the notice filed with the TSE.

                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NIPPON TELEGRAPH AND TELEPHONE
                                      CORPORATION



                                    By    /s/ KAZUTO TSUBOUCHI
                                       ------------------------
                                       Name:  Kazuto Tsubouchi
                                       Title: Senior Manager
                                              Investor Relations Group
                                              Department IV

Date:  November 6, 2000